Exhibit 4.8

Notice to U.S. Investors

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgement.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

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PRESS RELEASE

TELECOM ITALIA MEDIA: REMUNERATION DEFINED TO BE RECOGNISED TO THE EXECUTIVE CHAIRMAN IN ACCORDANCE TO THE TERMINATION OF MANDATE

Milan, 25 September 2015

The Board of Directors of Telecom Italia Media ("TI Media"), considering that due to the effect of the merger by incorporation of the Company into the parent company Telecom Italia S.p.A., the Company will cease to be and the related bodies will terminate, on the proposal of the Nomination and Remuneration Committee, and in line with the Company's Remuneration Policy explained in the relevant report, it verified the early termination of the office as Director on the initiative of the Company, and not for just cause. It therefore recognised Severino Salvemini, the Chairman of the Board of Directors, as severance pay, an amount of 534,001.94 euros, in application of the contractual conditions pursuant to the board resolution of 08 May 2014.

The amount will be paid as a lump sum following the taking effect of the merger operation and represents the difference between the emoluments for the office of Executive Chairman due overall to Mr Salvemini for the whole three years of office and that accrued and received by him up to the envisaged date of effect of the merger (30 September 2015, end of day).

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It is noted that the Company has no incentive plans based on financial instruments. Moreover, Mr Salvemini has declared the he does not hold any shares in Telecom Italia Media.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Investor Relations

+39 06 35598278

http://www.investor.telecomitaliamedia.it

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